July 31, 2017
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Cristie Wong
Carlos Pacho

Re:    Cumulus Media Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 000-24525

Ladies and Gentlemen:
Cumulus Media Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated July 19, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter and is in the process of completing its financial closing procedures for the quarter ended June 30, 2017. The Company is requesting that it be allowed to respond on or before August 14, 2017. This additional time will enable the Company to timely complete its quarter end closing procedures and fully and adequately respond to the Commission’s comments.
If you have any questions regarding the foregoing, please contact the undersigned at via email at john.abbot@cumulus.com or at (404) 260-6671.

Sincerely,
CUMULUS MEDIA INC.
/s/ John Abbot
John Abbot
Executive Vice President, Treasurer
and Chief Financial Officer